SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S/A
Joint Stock Corporation under Brazilian Law, registered as a Corporate Taxpayer with the
Finance Ministry under No. CNPJ/MF 02.558.124/0001-12 - State Registration
No. NIRE 3330026237-7 Publicly Traded Company registered with the
Brazilian Securities Commission (CVM) under No. 01764-7

NOTICE OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

The stockholders of EMBRATEL PARTICIPAÇÕES S/A are hereby invited to the Extraordinary General Meeting that will be held in the Company’s registered offices, located in the Capital of the State of Rio de Janeiro, at Rua Regente Feijó, No. 166, suite 1687-B, in the downtown (Centro) district, City and State of Rio de Janeiro (RJ), Federal Republic of Brazil, at 5 PM Friday, July 23, 2004, to decide on the following Agenda: (i) Election of the members of the Board of Directors.

GENERAL INSTRUCTIONS:

(a) The power-of-attorney (proxy) instruments are to be deposited at the Company’s registered offices forty-eight (48) hours prior to the date set for the Meeting to be held.

(b) The stockholders participating in the Fungible Custody of Registered Shares of Stock Markets wishing to take part in this Meeting are to submit a statement issued by the appropriate body containing their respective equity stake at least two (2) days before the Meeting is held.

(c) In the manner provided by CVM Normative Instruction No. 165 of December 11, 1991, as worded by Article 1 of CVM Instruction No. 282 of June 26, 1998, the percentage required for requesting multiple voting will be five per cent (5%) of the voting capital stock.

Rio de Janeiro, July 6, 2004.

Daniel Eldon Crawford,
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.